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                                              Filed by Onyx Software Corporation
                           Pursuant to Rule 425 under the Securities Act of 1933
                         And deemed filed pursuant to Rule 14a-12 and Rule 14d-2
                                       Under the Securities Exchange Act of 1934
                                            Subject Company: Pivotal Corporation
                                                     Commission File No. 0-26867


News Release



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                                                               FOR IMMEDIATE RELEASE

                                                                   NOVEMBER 14, 2003
INVESTOR CONTACT:                                                     PRESS CONTACT:
Mark Lamb                                                              Mary Erickson
Director - Investor Relations                                   Reidy Communications
(425) 519-4034                                                        (605) 325-3286
markl@onyx.com                                          mary@reidycommunications.com
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           ONYX SOFTWARE EXPECTS SUBSTANTIALLY IMPROVED EARNINGS FOR
                           ONYX-PIVOTAL COMBINATION
        Pivotal Board of Directors Continues to Review the Onyx Proposal

BELLEVUE, Wash - Onyx(R) Software Corp. (NASDAQ: ONXS), a worldwide leader in successful CRM, today provided additional information on the substantial strategic and financial benefits that it believes would result from the successful acquisition of Pivotal Corporation (NASDAQ: PVTL and TSE: PVT).

"As the Pivotal Board of Directors continues to review our proposal, we are today expanding on our previous statements regarding the anticipated synergies and compelling business case that form the foundation of our proposal," said Brent Frei, Onyx Software CEO.

BACKGROUND

On November 12th Onyx announced an unsolicited proposal to acquire Pivotal Corporation by way of a business combination in a stock for stock transaction. Under the terms of the proposal, the companies would be combined on the basis of
0.475 shares of Onyx Software common stock for each common share of Pivotal Corporation, or approximately 12.5 million shares of Onyx. The approximate price per Pivotal share is $2.25 based on the $4.73 closing price of Onyx common stock on November 11th. Onyx Software made its unsolicited proposal after being excluded from the Pivotal company-sale process.

POSITIVE REACTION TO THE ONYX PROPOSAL

In the two trading sessions since Onyx Software's announcement, the NASDAQ trading volume in Pivotal stock exceeded 5.8 million shares and 0.6 million shares were traded on the Toronto Stock Exchange -- all at prices well in excess of the existing $1.78 Talisma offer - strongly indicating that the financial community believes that the Onyx proposal is superior.

"In addition to the strong support that the financial markets have shown for Onyx Software's proposed business combination with Pivotal, we are encouraged by positive comments made by a broad variety of CRM industry observers," said Frei. These published comments can be reviewed at:
WWW.ONYX.COM/NEWSANDEVENTS/PIVOTALINFO/COMMENTS.ASP.
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FINANCIAL SYNERGIES ARE SUBSTANTIAL

Onyx reported revenue of $15.4 million and non-GAAP operating income in the most recent quarter. Onyx also sequentially increased its quarterly license revenue. In the same period, Pivotal's revenue was $13.3 million with a non-GAAP operating loss.

Onyx believes that the expected quarterly incremental profits and cash flows resulting from the proposed business combination with Pivotal would likely approach $2 million as early as one to two full quarters following the acquisition. Onyx expects to incur transaction costs, restructuring, and a break-up fee as part of the acquisition. Onyx believes that these impressive results can be achieved even while Pivotal's revenue would initially be disrupted as a result of the merger uncertainties. Over time, Onyx expects that incremental revenues as a result of this transaction would exceed Pivotal's current revenues.

Onyx expects to make investments in several strategic areas of the combined entity. Those areas include increasing investment in targeted verticals, expanding Onyx Embedded CRM to Pivotal's partners, and increasing spending on customer account management and product support for Pivotal customers.

Onyx expects to generate substantial savings through the elimination of many redundant operations and organizational structures. For example, in aggregate Onyx and Pivotal spent $4.5 million on general and administrative expenses in the most recent quarter. The larger combined entity should be able to achieve a target expense ratio of 10% of revenue, resulting in a potential reduction of up to $2 million per quarter in general and administrative expenses alone.

Cost savings in areas outside of general and administrative expense could be at least $2 million per quarter. While the combined entity will benefit from geographic sales coverage of the two companies that is complementary in many cases, there is also significant opportunity to eliminate overlap of sales offices and the infrastructure to support field operations. In marketing, the combined entity would benefit from the power of advertising, public relations and marketing efforts combined behind a unified corporate brand. In research and development, the combined entity would focus efforts on a rationalized product that maintains the best aspects of both product lines.

COMBINATION ENHANCES ONYX SOFTWARE'S LEADING MIDDLE-MARKET POSITION

The combined entity will be the second largest pure-play CRM vendor in terms of revenue and Onyx's position in the highly-sought after middle-market segment would be enhanced. Onyx believes that the Onyx-Pivotal combination will result in tremendous operating leverage, providing upside potential to Pivotal investors that is not a possibility under the terms of the Talisma cash offer. This upside is in addition to the initial premium for Pivotal shareholders implicit in the Onyx proposal.

"We look forward to further discussing with Pivotal's Board of Directors the strategic and financial opportunities that a combination with Onyx would offer shareholders in both companies," said Brian Henry, Onyx Software CFO and Executive Vice President.

ABOUT ONYX SOFTWARE

Onyx Software Corp. (Nasdaq: ONXS), a worldwide leader in delivering successful CRM, offers a fast, cost-effective, usable solution that shares critical information among employees, customers and partners through three role-specific, Web services-based portals. The Onyx approach delivers real-world success by aligning CRM technology with business objectives, strategies and processes. Companies rely on Onyx across multiple departments to create a superior customer experience and a profitable bottom line. Onyx serves customers worldwide in a variety of industries, including financial services, healthcare, high technology and the public sector. Customers include Amway, United Kingdom lottery operator Camelot, Delta Dental Plans of California, Microsoft Corporation, Mellon Financial Corporation, The Regence Group, State Street Corporation and Suncorp. More information can be found at (888) ASK-ONYX, info@onyx.com or HTTP://WWW.ONYX.COM/.

This communication is not a solicitation of a proxy from any security holder of Pivotal Corporation or Onyx Software Corporation. Nor is this communication an offer to purchase nor a solicitation of an offer to sell securities. Any offer will be made only through an exchange offer statement, information circular, proxy statement or similar
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document. Investors and security holders are strongly advised to read such document regarding the proposed business combination referred to in this communication, if and when such document is filed and becomes available, because it will contain important information. Any such document would be filed by Onyx Software Corporation with the U.S. Securities and Exchange Commission (SEC). Investors and security holders may obtain a free copy of such document (if and when filed and available) and other relevant documents related to the proposed business combination on the SEC's web site at: www.sec.gov. Any such document and related materials may also be obtained for free by directing such requests to Onyx at 425-451-8060. Onyx Software Corporation and its executive officers and directors may be deemed to be participants in the solicitation of proxies from Pivotal Corporation and Onyx Software Corporation security holders in favor of the proposed transaction, should Onyx Software Corporation solicit such proxies. Information regarding the security ownership and other interests of Onyx Software Corporation's executive officers and directors will be included in any such exchange offer statement, information circular, proxy statement or similar document.

FORWARD-LOOKING STATEMENT

This press release contains forward-looking statements, including statements about the anticipated cost savings and expected revenues of the combined Onyx/Pivotal entity, the amount of positive cash flow that would be generated by the combined entity and the timing of commencement of same, the synergies that Onyx expects to be present within the combined entity, the extent and timing of the transaction costs of the proposed transaction, the potential benefit to Pivotal shareholders of the transaction and the anticipated response to the Onyx proposal by the Pivotal Board of Directors. Forward-looking statements are based on the opinions and estimates of management at the time the statements are made and are subject to risks and uncertainties that could cause actual results to differ materially from those anticipated in the forward-looking statements. The words "believe," "expect," "intend," "anticipate," variations of such words, and similar expressions identify forward-looking statements, but their absence does not mean that the statement is not forward-looking. These statements are not guarantees of future performance and are subject to risks, uncertainties and assumptions that are difficult to predict. Factors that could affect Onyx's actual results include, but are not limited to the risk that the combined entity does not produce the benefits or realize the costs savings that Onyx anticipates, the risk that Onyx is unable to successfully integrate the two entities in a timely manner, the risk that Onyx has not properly estimated the transaction costs, the risk that the Pivotal Board of Directors does not engage in discussions with Onyx, the risk that the attention of Onyx's management is diverted from the operation of its core business and the "Important Factors That May Affect Our Business, Our Results of Operations and Our Stock Price" described in our quarterly report on form 10-Q for the period ended June 30, 2003 as well as our quarterly report on form 10-Q for the period ended September 30, 2003 which will be filed on November 14, 2003. Readers are cautioned not to place undue reliance upon these forward-looking statements that speak only as to the date of this release. Onyx undertakes no obligation to update publicly any forward-looking statements to reflect new information, events or circumstances after the date of this release or to reflect the occurrence of unanticipated events.